File No. 70-8993
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D. C.  20549
__________________________________________
AMENDMENT NO. 4 TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name of company filing this statement
and address of principal executive office)
Cinergy Corp.
(Name of top registered holding company parent)
William L. Sheafer
Vice President & Treasurer
Cinergy Corp.
(address above)
(Name and address of agent of service)
Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

       George Dwight II              William C. Weeden
       Senior Counsel                Senior Utility Analyst
       Cinergy Corp.                 Thelen Reid & Priest LLP
       (address above)               Market Square
       513-287-2643                  701 Pennsylvania Ave., N.W.
       513-287-3810 (fax)            Washington, D.C.
       gdwight@cinergy.com           202-508-4352
                                     202-508-4321
                                     wweeden@thelenreid.com

The declaration on Form U-1 in this proceeding as previously amended is hereby further amended as indicated below:

1. The text under subsection C of Item 1 ("Description of Proposed Transactions/ Terms of Debentures") is hereby restated in its entirety to read as follows:

            Cinergy proposes to issue and sell from time to time through December 31, 2002 up to $400 million principal amount of Debentures in one or more series, subject to the aggregate debt limitation specified in Item 1.D below. The Debentures (a) will not be convertible into any other securities of Cinergy, (b) will have maturities ranging from two to 15 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, and (d) may be entitled to mandatory or optional sinking fund provisions. In addition, Cinergy may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period), with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each, a "Supplemental Indenture"). Forms of Debenture, Indenture and Supplemental Indenture are filed herewith as Exhibits A-1, A-2 and A-3 respectively.

            Cinergy contemplates that the initial series of Debentures would be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. A form of Purchase Agreement with respect to such anticipated private offerings of Debentures through investment banking or underwriting firms is filed herewith as Exhibit B-1. From time to time Cinergy may also issue and sell the Debentures of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

            The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that (1) Cinergy will not issue and sell any Debentures (a) at a price higher than 102% or lower than 98% of the applicable principal amount thereof or (b) at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality; and (2) any placement, underwriting and selling agent fees, commissions and discounts to be paid by Cinergy in connection with the issue and sale of any series of Debentures will not exceed 3.5% of the aggregate principal amount thereof.

            Finally, Cinergy undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization. In addition, Cinergy may decide to refinance the Debentures with common stock at a later date if it appears prudent.

2. The text under subsection H of Item 1 ("Description of Proposed Transactions/ Rule 54 Analysis") is hereby restated in its entirety to read as follows:

            Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

            At March 31, 1998, Cinergy met all the requirements of rule 53(a), other than clause (1) (limiting "aggregate investment" to 50% of "consolidated retained earnings"). At that date, Cinergy's consolidated retained earnings were approximately $977 million and its aggregate investment approximately $546 million (or about 56% of consolidated retained earnings). That level of aggregate investment (i.e., above 50% but not in excess of 100% of consolidated retained earnings) is specifically permitted by HCAR No. 26848, dated March 23, 1998 ("100% Order"), wherein the Commission found that Cinergy satisfied the applicable standards of rule 53(c) (i.e., clauses (1) and (2)).

            Pursuant to the 100% Order, Cinergy is required to file quarterly reports with the Commission and its state utility regulators ("Rule 53(c) Reports") setting forth specified financial information bearing on, and intended as a vehicle for those regulators to monitor, both Cinergy's investments in EWGs and FUCOs (as defined in the 100% Order, "Exempt Entities") and Cinergy's overall financial condition. The required information (in each case as of the end of the preceding calendar quarter) includes, among other things, Cinergy's aggregate investment in Exempt Entities, consolidated capitalization ratios, and an analysis of growth in consolidated retained earnings.

            The proposed transactions - Cinergy's refinancing of outstanding short-term debt with the proceeds of Debentures - by definition have no impact on Cinergy's consolidated capitalization ratios. As shown on Exhibit I, at March 31, 1998, common equity, preferred stock and debt (including long- and short-term debt) comprised 42.5%, 1.5% and 56%, respectively, of Cinergy's consolidated capitalization. Under GAAP, Cinergy is required to account for its investment in Midlands and other Exempt Entities in which Cinergy's ownership interest is greater than 20% but does not exceed 50% under the equity method of accounting. As shown on
       Exhibit I, even if the entire amount of non-recourse debt of Exempt Entities allocable to Cinergy's ownership interest were consolidated (i.e., $1.2 billion), common equity would still comprise 35.6% of the overall capital structure. Therefore, in "consider[ing] the effect of the capitalization" of Exempt Entities upon Cinergy's holding company system, it is apparent that there is no adverse impact.

            The same holds with respect to "the effect of the earnings of any subsidiary which is an exempt wholesale generator or a foreign utility company upon [Cinergy's] holding company system." The application on which the Commission based the 100% Order showed that Cinergy's investments in Exempt Entities have made a positive contribution to Cinergy's earnings. Likewise, the initial Rule 53(c) Report filed by Cinergy (the only Rule 53(c) Report so far filed by Cinergy, given the comparatively recent date of the 100% Order) shows that in the period covered by the report Cinergy's Exempt Entities have continued to contribute positively to Cinergy's earnings.

       With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to Exempt Entities, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

3. The following exhibit is filed herewith: Exhibit I / Pro Forma Capitalization at March 31, 1998.

                                SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:August 18, 1998
                                     CINERGY CORP.
                                     By:  /s/William L. Sheafer
                                     Vice President and Treasurer